EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Legal Structural Change of the Bezeq Group

Tel Aviv, Israel – December 27, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company’s Immediate Report dated December 19, 2018 concerning the hearing document distributed by the Ministry of Communications in connection with the Company’s application for a legal structural change of the subsidiaries, it hereby provides a Supplementary Immediate Report that on December 27, 2018 the Company informed the Ministry of Communications of withdrawal of its application.

In its announcement the Company clarified that even though it was clear that this was a technical application for a temporary change in nature, until cancellation of the structural separation, and it came against a background of the Ministry's delay in canceling the structural separation, the Ministry expressed its opinion in the hearing document that it was considering whether it was at all possible to approve the application prior to completion of the assessment of the structural separation itself. This in practice nullified the purpose of the application to act as a bridge for the interim period.

The Company pointed out that in the light of the passage of time since submitting the application, against the background of the existence of the public hearing, especially in the light of what was said in the hearing document, which together show that the technical nature and temporary purpose of the application had been nullified, it reached the conclusion that it was better to withdraw the application and let the Ministry concentrate its resources on progressing with the cancellation of the structural separation itself.

The Company further clarifies that the efficiency measures and changes in the organizational structures in the subsidiary companies (see immediate report dated November 12, 2018) are continuing as planned.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.